200 East Randolph Drive
Chicago, Illinois 60601

James S. Rowe To Call Writer Directly: 312 861-2191 jrowe@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 660-0115

January 3, 2005

VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3-09
Attention: Mr. Albert C. Lee

Re:	SeaBright Insurance Holdings, Inc. Amendment No. 4 to Registration Statement on Form S-1 File Number 333-119111

Ladies and Gentlemen:

     SeaBright Insurance Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 4 to its Registration Statement on Form S-1 (the “Amendment”).

     On behalf of the Company, we are writing to formally respond to your inquiries relating to the Company’s February 2004 and December 2004 stock splits. To date, the Company has issued 508,365.25 shares of its convertible preferred stock at a cost and liquidation value of $100.00 per share. The initial conversion price of the preferred stock was $100.00 per share, resulting in an initial conversion ratio of one share of common stock for each share of preferred stock. In February of 2004, the Company’s Board of Directors approved a two-for-one split of the Company’s authorized common shares by reducing the conversion price to $50.00 per share and increasing by a factor of two the number of common shares into which each preferred share could be converted ($50.00 x 2 shares = $100 original liquidation value). In December 2004, the Company’s Board of Directors approved a further 7.649832-for-one split of the Company’s authorized common shares by reducing the conversion price to $6.54 per share and increasing by a factor of 7.649832 the number of common shares into which each preferred share could be converted ($6.54 x (2 x 7.649832) shares = $100 original liquidation value). These adjustments affected all of the Company’s outstanding equity interests equally. The Company’s outstanding equity interests consist solely of preferred stock and options to purchase the Company’s common stock. At no time have there been any shares of common stock

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Securities and Exchange Commission
January 3, 2005

outstanding. The options were amended by the Company’s Board of Directors in a manner consistent with the terms of the plan pursuant to which they were issued to make appropriate, equivalent adjustment to the exercise price of each option and the number of shares that could be acquired upon exercise of each option. Thus, an option to purchase two shares of common stock at $50 per share immediately before the stock split that occurred in December 2004 became, without any action on the part of the holder, an option to purchase 15.3 shares of common stock at an exercise price at $6.54 per share (requiring, as before, the option holder to pay $100 in consideration for an equivalent proportion of the outstanding equity of the Company).

     As all of the foregoing calculations illustrate, the stock splits effected by adjusting the conversion price of the Company’s outstanding preferred stock have had no economic impact on the holders of any of the Company’s equity interests. We understand that these types of adjustments are common among companies preparing for initial public offerings of their common stock. It should be noted that the result would have been the same had the preferred shareholders converted their preferred stock into common stock prior to the two-for-one stock split and then the Company’s Board of Directors approved a 15.3-for-one stock split.

     The Company has reviewed the relevant accounting literature dealing with beneficial conversion features (including Emerging Issues Task Force (“EITF”) 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”). EITF 98-5 defines a beneficial conversion feature as “convertible preferred stock with a nondetachable conversion feature that is in-the-money at the commitment date” (italics added). The Company’s preferred stock was issued at an initial liquidation value of $100 per share and provided for conversion at the rate of one share of common stock for each share of preferred stock. The subsequent adjustments outlined above reduced the conversion price of the preferred to $6.54 per share and, accordingly, increased in like proportion the number of shares of common stock into which each share of preferred stock could be converted (and indirectly, the number of shares into which the outstanding options could be exercised and the corresponding exercise price). There was no “in-the-money” conversion feature at the commitment date (as defined in EITF 98-5) and we do not believe that these adjustments to the Company’s capital structure constitute a “beneficial conversion feature” or a preferred stock dividend, since the conversion ratio was increased by the same proportion as the reduction in the conversion price (before: $100.00 per share x 1 share = $100.00 liquidation value; after: $6.54 per share x 15.3 shares = $100.00 liquidation value).

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Securities and Exchange Commission
January 3, 2005

     For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 filed on December 8, 2004. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc: John G. Pasqualetto
      SeaBright Insurance Holdings, Inc.